TX HOLDINGS, INC.
                               www.txholdings.com

Michael A. Cederstrom
Chief Financial Officer

                                 April 11, 2008

VIA FACSIMILE:  (202) 772-9368
------------------------------

Karl Hiller
Branch Chief
Lily Dang
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re: TX Holdings, Inc. - Response to Letters July 26, 2007 and January 14, 2008 regarding the 2006 and 2007 10 KSB and telephone conversation April 8, 2008

Dear Ms Dang:

       This will confirm our telephone conversation of April 8, 2008. I am sending this supplemental response to our letter dated March 17, 2008 as requested. The Company is filing this response on the EDGAR filing system. The Company understands that the purpose of your review process has been to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. The Company appreciates this assistance.

       The Company acknowledges that:

       a. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
       b. SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
       c. the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       As requested I have reviewed and discussed the requirements contained in
Item 307 and 308 of Regulation S-B with the officers and directors of the Company. We will comply with the requirements contained in Item 307 and 308 in all future 10 QSB and 10 KSB filings.

       Thank you for your assistance.

       Sincerely,

       /s/ Michael A. Cederstrom
       -------------------------
       Michael A. Cederstrom
       Chief Financial Officer
       TX Holdings, Inc.